April 9, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Excelsior Venture Partners III, LLC (File No.: 811-22386)

(the "Fund")

Dear Ms. Hatch:

In response to your recent question based upon your review of the Fund’s most recent filing on Form N-CSR, this will confirm that under the terms of the Fund’s Operating Agreement (the “Operating Agreement”) the term of the Fund will expire on May 21, 2015 unless the Members of the Fund vote to extend the term by the favorable vote of a majority in interest. Fund management is actively reviewing alternatives to determine which course of action would be in the best interest of the Members of the Fund.

Among the options being considered, in no particular order, are:

1.	Seeking a Members’ vote to extend the term of the Fund.

2.	Permitting the term of the Fund to expire, in which event under the Operating Agreement and applicable Delaware law, the Fund would enter into a winding up period, as to which no particular time deadlines would apply. The Fund would be in a state of dissolution, but would not terminate until the filing of a Certificate of Cancellation with the Delaware Secretary of State.

3.	A sale of all or substantially all of the assets of the Fund.

4.	A sale of some assets of the Fund and the transfer of the remaining assets to a liquidating trust.

5.	A transfer of all of the assets of the Fund to a liquidating trust.

Please note that these options are not necessarily mutually exclusive. For example, it would be possible to elect to proceed under option 2 and still, once the Fund is in a winding up mode, implement options 3, 4 or 5.

Ms. Laura Hatch

April 9, 2014

The Fund acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Fund's filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund will not assert the Commission's staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any further questions or comments, please do not hesitate to call me at 862-803-9007.

Sincerely,

/s/ Marina Belaya

Marina Belaya